

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 2, 2007

Aaron Chaze, President
Midas Touch International Holdings, Inc.
300 Center Avenue, Suite 202
Bay City, MI 48708

Re: Midas Touch International Holdings, Inc.
       Offering Statement on Form 1-A
       Filed June 13, 2007
       File No. 24-10184

Dear Mr. Chaze:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Notification

1.   Please amend Item 4(b) of the Notification to provide the information required by the item. Please name the states where the offering will occur and indicate whether the offering will be registered in such states or made pursuant to exemption. Please note that a Regulation A offering is a public offering which would appear to preclude reliance upon any private offering exemption at the state level.

Offering Circular
General

2. We understand that 10 million shares of common stock will be offered at $.01 per share for an aggregate offering amount of $100,000, not $5 million. Please revise your offering circular as appropriate.

3. Mr. Nitin Amersey was the control person of a SEC reporting company named UGoMedia Interactive Corp. It appears UGoMedia failed to file periodic reports as required by federal law from 2003 through August 2005. Please disclose these facts in the offering circular. Further, please add a risk factor detailing any material risk to the company and its investors.

Uses of Proceeds

4. Please revise the table to set forth and quantify offering expenses. Please provide a breakdown of the current three uses among principal uses. The three uses now disclosed are too general.

5. Please amend "Use of Proceeds" to prioritize the uses of proceeds and the amounts of those uses in the event less than the maximum amount is sold in your offering.

6. Please amend "Use of Proceeds" to disclose the "certain contingencies" that would cause a change in uses of proceeds. See Item 5 of Offering Circular Model B, Instruction 6. In this regard, please explain the statement that you may "use significant portions thereof for other purposes". Please explain similar statements included elsewhere in your disclosure, such as the seventh paragraph under Item 7. In this regard, Regulation A is not available to a development stage company without a specific business plan or whose plan contemplates the acquisition of an undisclosed business. See Rule 251(a) of Regulation A.

Description of Business

7. Please provide the plan of operation disclosure required by Item 6 of Offering Circular Model B. Please detail the principal steps you will take to implement your business plan, explain how those steps will be accomplished, quantify the cost involved with each step and disclose the anticipated time frame for accomplishing each step. Where your activities will depend on the amount of proceeds raised in the offering, please clearly explain how the amount of proceeds that is received will impact the nature and extent of your activities.

8. Please disclose your proposed "acquisitions" activities in the manner required by Item 6.

Security Ownership ...

9. Please name the individuals with sole or shared voting or dispositive power over the shares held of record by Triad Trading Corp.

10. Please provide Item 10(a) disclosure with respect to the company's preferred stock. See Item 10(c).

Interest of Management . . .

11. Please provide the disclosure required by Item 11 of Offering Circular Model B, or explain the absence of disclosure.

Signatures

12. Please amend to include the signature of your chief financial officer or designate the person signing that capacity.

Exhibits
Consent of Counsel

13. Please file as an exhibit counsel's consent to the filing of its legality opinion as an exhibit to the offering statement.

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As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

As long as your offering statement remains in its current form, we will not recommend acceleration of the qualification date of the offering statement. Also note that should the offering statement qualify in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the qualified date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the qualified date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualified date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested qualified date.

You may contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any questions.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Stephen J. Czarnik, Esquire
Cohen & Czarnik LLP
140 Broadway, 36th Floor
NY, NY 10005